SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 8-K

CURRENT REPORT
Pursuant to Section 13 or 15(d) of the
Securities Exchange Act of 1934

Date of Report (Date of earliest event reported): July 26, 2006

Featherlite, Inc.
(Exact name of Registrant as Specified in its Charter)

Minnesota
(State or Other Jurisdiction of Incorporation)

000-24804	41-1621676
(Commission File Number)	(IRS Employer Identification No.)

Highways 63 and 9
Cresco, Iowa 52136
(Address of Principal Executive Offices and Zip Code)

(563) 547-6000
(Registrant's telephone number, including area code)

Not Applicable
(Former Name or Former Address, if Changed Since Last Report)

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions:

		Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

X		Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

		Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

		Pre-commencement communications pursuant to Rule 13e-4© under the Exchange Act (17 CFR 240.13e-4(c))

Item 1.01 Entry into a Material Definitive Agreement.

Featherlite, Inc. ("Featherlite") announced that it has entered into an Agreement and Plan of Merger, dated as of July 26, 2006 (the "Merger Agreement"), with Universal Trailer Holdings Corp. ("Universal Trailer") of Cincinnati, Ohio, a corporation with majority ownership by Dubin Clark & Company, a private equity investment firm, and Dart Acquisition Corp. ("Dart"), a wholly-owned subsidiary of Universal Trailer. Under the Merger Agreement, Dart will merge with and into Featherlite and Featherlite will become a wholly-owned subsidiary of Universal Trailer (the "Merger").

Under the terms of the Merger Agreement, each Featherlite shareholder will receive $6.50 in cash for each outstanding share of Featherlite stock, and the holders of outstanding and vested options and warrants to purchase shares of Featherlite stock will receive a cash payment for each such share equal to the difference between $6.50 and the exercise price under such option or warrant. The aggregate consideration to be paid to Featherlite shareholders and option and warrant holders is approximately $79.5 million, and Universal Trailer will assume approximately $29.1 million in debt obligations.

Featherlite has made customary representations and warranties and covenants in the Merger Agreement.

A special committee of Featherlite's outside directors has approved the Merger Agreement. The consummation of the Merger is subject to various conditions, including shareholder approval; the expiration of the applicable waiting period under the Hart-Scott-Rodino Act; the closing of debt financing arrangements; the effectiveness of the agreement between Universal Trailer and Featherlite Coaches, Inc. ("Featherlite Coaches") referred to below; and other customary closing conditions.

In addition, Featherlite Coaches, a newly-formed company controlled by Conrad Clement, Featherlite's Chairman, President and CEO, Tracy Clement, Featherlite's Executive Vice President, and Bulk Resources, Inc., has entered into a definitive agreement with Universal Trailer to purchase the assets and assume substantially all of the liabilities of Featherlite's motorcoach division immediately following the closing of the Merger. Featherlite is not a party to this agreement and does not own any equity of Featherlite Coaches. As noted above, the closing of the Merger is subject to the agreement between Featherlite Coaches and Universal Trailer remaining in full force and effect.

The foregoing description of the Merger is not complete and is qualified by reference to the Merger Agreement, which is filed as Exhibit 2.1 hereto and is incorporated herein by reference. The Merger Agreement has been included to provide information regarding its terms. It is not intended to provide any other factual information about Featherlite. Such information can be found elsewhere in the Forms 10-K and 10-Q and in the other public filings that Featherlite makes with the Securities and Exchange Commission (the "SEC"), which are available without charge at www.sec.gov.

Important Additional Information will be filed with the SEC

Featherlite plans to file with the SEC and mail to shareholders a proxy statement in connection with the Merger. The proxy statement will contain important information about Featherlite, the Merger and related matters. Shareholders are urged to read the proxy statement, and any other relevant documents filed with the SEC, carefully when they become available because they will contain important information about the companies and the proposed transaction.

Featherlite's officers and directors may be deemed to be participants in the solicitation of proxies from the shareholders of Featherlite with respect to the transactions contemplated by the Merger Agreement. Information regarding Featherlite's directors and executive officers is contained in Featherlite's Annual Report on Form 10-K for the year ended December 31, 2005, which is filed with the SEC.

Shareholders will be able to obtain free copies of the proxy statement and other documents filed by Featherlite with the SEC through the website maintained by the SEC at www.sec.gov and through Featherlite's website at www.fthr.com.

Cautionary Note Regarding Forward-Looking Statements.

Statements in this document contain forward-looking statements within the meaning of the "safe harbor" provisions of the Private Securities Litigation Reform Act of 1995. In some cases, forward-looking statements can be identified by words such as "believe," "expect," "anticipate," "plan," "potential," "continue" or similar expressions. Forward-looking statements also include the assumptions underlying or relating to any of the foregoing statements. Such forward-looking statements are based upon current expectations and beliefs and are subject to a number of factors and uncertainties that could cause actual results to differ materially from those described in the forward-looking statements. The forward-looking statements contained in this document include statements about future financial and operating results and the proposed transaction. These statements are not guarantees of future performance, involve certain risks, uncertainties and assumptions that are difficult to predict, and are based upon assumptions as to future events that may not prove accurate. Therefore, actual outcomes and results may differ materially from what is expressed herein. For example, if Featherlite does not receive required shareholder or governmental approvals or fails to satisfy other conditions to closing, the transaction will not be consummated. In any forward-looking statement in which Featherlite expresses an expectation or belief as to future results, such expectation or belief is expressed in good faith and believed to have a reasonable basis, but there can be no assurance that the statement or expectation or belief will result or be achieved or accomplished. The following factors, among others, could cause actual results to differ materially from those described in the forward-looking statements: the risk that the Featherlite and Universal Trailer businesses will not be integrated successfully; costs related to the proposed merger; failure of the Featherlite shareholders to approve the proposed merger; and other economic, business, competitive and/or regulatory factors affecting Featherlite's and Universal Trailer's businesses generally, including those set forth in Featherlite's filings with the SEC, including its Annual Report on Form 10-K for the most recent fiscal year, its most recent Quarterly Report on Form 10-Q, and its Current Reports on Form 8-K. All forward-looking statements included herein are based on information available to Featherlite on the date hereof. Featherlite undertakes no obligation (and expressly disclaims any such obligation) to update forward-looking statements made herein to reflect events or circumstances after the date hereof or to update reasons why actual results could differ from those anticipated in such forward-looking statements.

Item 8.01 Other Events.

On July 27, 2006, Featherlite issued a press release announcing the execution of the Merger Agreement. A copy of this press release is filed as Exhibit 99.1 and incorporated herein by reference.

Item 9.01. Financial Statements and Exhibits

(c) Exhibits

2.1   Agreement and Plan of Merger, dated as of July 26, 2006, by and among Universal Trailer Holdings Corp., Dart Acquisition Corp. And Featherlite, Inc. *

99.1   Press Release Dated July 27, 2006.

* Pursuant to Item 601(b)(2) of Regulation S-K, the following schedules to Exhibit 2.1 have been omitted from this Report and will be provided to the SEC upon request:

     I - Company Disclosure Schedule
     II - Parent Disclosure Schedule

SIGNATURES

          Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

FEATHERLITE, INC.

Date: July 27, 2006   By: /s/ Conrad D. Clement

                                                    Title: President & CEO

SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549

EXHIBIT INDEX
to
FORM 8-K

FEATHERLITE, INC.

Date of Report:	Commission File No.
July 26, 2006	**000-24804**

Exhibit No.	**ITEM**
2.1	Agreement and Plan of Merger, dated as of July 26, 2006, by and among Universal Trailer Holdings Corp., Dart Acquisition Corp. and Featherlite, Inc.
99.1	Press Release dated July 27, 2006.